EXHIBIT 99.2

SNDL Inc.

Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of SNDL Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of SNDL Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting standards as issued by the International Accounting Standards Boards (“IFRS”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated March 19, 2024, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the existence of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment

Goodwill is assessed for impairment annually or when facts and circumstances indicate that it is possibly impaired. Goodwill is tested for impairment at (a cash generating unit (“CGU”)) level by comparing the carrying amount to the recoverable amount, which is determined as the greater of fair value less costs of disposal and value in use. Any excess of the carrying amount over the recoverable amount is the impaired amount.

The main consideration for our determination that the impairment assessment is a critical audit matter is the complexity of auditing management’s impairment assessment due to judgments and assumptions required to evaluate those factors. Auditing these assumptions involved extensive audit effort, including the need to involve our valuation specialists, due to the complexity of these assumptions and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter was addressed in the Audit

Our audit procedures related to accounting for impairment of goodwill and intangible assets to address this critical audit matter included the following, among other:

•
We obtained an understanding and evaluated the design of the internal controls over management’s annual impairment assessment, including identification of CGU’s.

•
We obtained the goodwill impairment analyses from management and the third-party specialist engaged by management.

o
We assessed the qualifications and competence of management and the third-party specialist; and
o
We evaluated the methodologies used to determine the fair values of the goodwill.

•
We tested the assumptions used within the income approach and/or market approach to estimate the goodwill impairment, which included key assumptions such as the future revenue growth, the applied discount rates, selected market multiples and the market capitalization.

•
We assessed the reasonableness of management’s forecast by inquiring with management to understand how the forecast was developed and comparing the projections to historical results.

•
We involved an internal valuation specialist who assisted in the evaluation and testing performed of the reasonableness of methodologies and significant assumptions to the models, including the applied discount rates.

Valuation of Equity-Accounted Investees

The Company’s underlying investments in its equity-accounted investee is a joint venture through SunStream Bancorp Inc. (the “Joint Venture”). The Company records its interest in the Joint Venture using the equity method. The Joint Venture records its investments at fair value through profit and loss at each reporting period. The valuation of the investments held by the Joint Venture requires estimates, including market values of investment holdings and related underlying assumptions such as volatility and discount rates.

The main consideration for our determination that the fair value of the measurement of the Joint Venture’s investment is a critical audit matter is the high degree of subjectivity and auditor judgement required to evaluate the estimates, including market values of investment holdings and related underlying assumptions such as volatilities and discount rates used to calculate the fair value of its investments. Auditing these assumptions involved extensive audit effort, including the need to involve our valuation specialists, due to the complexity of these assumptions and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter was addressed in the Audit

Our audit procedures related to valuation of equity-accounted investees to address this critical audit matter included the following, among others:

•
We obtained the analysis from management and the third-party specialist engaged by management.

o
We assessed the qualifications and competence of management and the third-party specialist; and
o
We evaluated the methodologies used to determine the fair values of the equity-accounted investees.

•
We involved an internal valuation specialist who assisted in the evaluation and testing performed of the reasonableness of the methodologies used in estimating the fair value of the investments, estimates of market values, volatilities and discount rates by comparing to publicly available market data for comparable assets.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2022.

New York, NY

March 20, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of SNDL Inc.

Adverse Opinion on Internal Control over Financial Reporting

We have audited SNDL Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness have been identified and included in “Management's Annual Report on Internal Control Over Financial Reporting”:

Information technology general controls (ITGCs) were considered to be not designed and operating effectively to ensure (i) that access to applications and data, and the ability to make program and job changes, were adequately restricted to appropriate personnel and (ii) that the activities of individuals with access to modify data and make program and job changes were appropriately monitored. Business process controls (automated and manual) that are dependent on the affected ITGCs could have been adversely impacted and therefore are also considered to be ineffective as at December 31, 2023.

This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal December 31, 2023 consolidated financial statements, and this report does not affect our report dated March 20, 2024 on those consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2023, and related notes of the Company, and our report dated March 20, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards, as promulgated by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2022.

New York, NY

March 20, 2024

SNDL Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

As at	Note	December 31, 2023	December 31, 2022

Assets
Current assets
Cash and cash equivalents		195,041	279,586
Restricted cash	8	19,891	19,338
Marketable securities	9	225	21,926
Accounts receivable	10	27,059	22,636
Biological assets	11	429	3,477
Inventory	12	129,060	127,782
Prepaid expenses and deposits		22,464	10,110
Investments	18	3,400	6,552
Assets held for sale	13	6,375	6,375
Net investment in subleases	16	2,970	3,701
		406,914	501,483
Non-current assets
Long-term deposits and receivables		4,837	8,584
Right of use assets	14	129,679	134,154
Property, plant and equipment	15	152,916	143,409
Net investment in subleases	16	18,396	19,618
Intangible assets	17	73,149	74,885
Investments	18	29,660	90,702
Equity-accounted investees	19	538,331	519,255
Goodwill	20	119,282	67,260
Total assets		1,473,164	1,559,350

Liabilities
Current liabilities
Accounts payable and accrued liabilities	21	68,210	48,153
Lease liabilities	23	30,537	30,206
Derivative warrants	22	4,400	11,002
		103,147	89,361
Non-current liabilities
Lease liabilities	23	136,492	139,625
Other liabilities	24	4,185	2,709
Total liabilities		243,824	231,695

Shareholders’ equity
Share capital	26(b)	2,375,950	2,292,810
Warrants	26(c)	2,260	2,260
Contributed surplus		73,014	68,961
Contingent consideration		2,279	2,279
Accumulated deficit		(1,260,851)	(1,091,999)
Accumulated other comprehensive income		19,417	32,188
Total shareholders’ equity		1,212,069	1,306,499
Non-controlling interest	37	17,271	21,156
Total liabilities and shareholders’ equity		1,473,164	1,559,350

Commitments (note 38)

See accompanying notes to the consolidated financial statements.

Approved by the Board:
“Signed” Bryan Pinney	“Signed” Zachary George
Director	Director

SNDL Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian dollars, except per share amounts)

		Year ended December 31
	Note	2023	2022
Gross revenue	28	957,725	729,694
Excise taxes		48,719	17,497
Net revenue		909,006	712,197
Cost of sales	12	689,338	558,089
Inventory impairment and obsolescence	12	30,644	7,012
Gross profit before fair value adjustments		189,024	147,096
Change in fair value of biological assets	11	(7,936)	(1,309)
Change in fair value realized through inventory		9,327	(5,412)
Gross profit		190,415	140,375

Interest and fee revenue	29	14,517	16,739
Investment loss	29	(9,258)	(65,164)
Share of profit (loss) of equity-accounted investees	19	6,758	(43,002)

General and administrative	30	199,725	140,168
Sales and marketing	30	15,045	8,417
Research and development		324	2,448
Depreciation and amortization	14,15,17	60,216	40,945
Share-based compensation	27	15,400	9,671
Restructuring costs (recovery)	30	19,573	(670)
Asset impairment	14,15,17,20	54,967	196,033
Gain on cancellation of contracts		—	(290)
Operating income (loss)		(162,818)	(347,774)

Transaction costs		(3,718)	(1,352)
Finance costs, net	31	(11,362)	(41,314)
Change in estimate of fair value of derivative warrants	22	6,602	10,783
Foreign exchange loss		(367)	(19)
Loss on disposition of assets		(353)	(94)
Loss before income tax		(172,016)	(379,770)
Income tax recovery	25	—	7,342
Net loss from continuing operations		(172,016)	(372,428)
Net loss from discontinued operations	6	(4,535)	—
Net loss		(176,551)	(372,428)

Equity-accounted investees - share of other comprehensive income (loss)	19	(12,771)	24,581
Comprehensive loss		(189,322)	(347,847)

Net loss from continuing operations attributable to:
Owners of the Company		(168,125)	(335,114)
Non-controlling interest		(3,891)	(37,314)
		(172,016)	(372,428)
Net loss attributable to:
Owners of the Company		(172,660)	(335,114)
Non-controlling interest		(3,891)	(37,314)
		(176,551)	(372,428)
Comprehensive loss attributable to:
Owners of the Company		(185,431)	(310,533)
Non-controlling interest		(3,891)	(37,314)
		(189,322)	(347,847)
Net loss per common share attributable to owners of the Company
Basic and diluted	33	$(0.67)	$(1.46)

See accompanying notes to the consolidated financial statements.

SNDL Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non- controlling interest	Total equity
Balance at December 31, 2021		2,035,704	8,092	60,734	2,279	(785,112)	7,607	229	1,329,533
Net loss		—	—	—	—	(335,114)	—	(37,314)	(372,428)
Other comprehensive income		—	—	—	—	—	24,581	—	24,581
Share issuances	26(b)	2,870	—	—	—	—	—	—	2,870
Share repurchases	26(b)	(41,617)	—	—	—	28,227	—	—	(13,390)
Share issuances by subsidiaries		—	—	72	—	—	—	43	115
Acquisition	26(b)	287,129	—	—	—	—	—	58,222	345,351
Warrants expired	26(c)	—	(5,832)	5,832	—	—	—	—	—
Share-based compensation	27	—	—	11,047	—	—	—	—	11,047
Employee awards exercised	26(b)	8,724	—	(8,724)	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	(24)	(24)
Balance at December 31, 2022		2,292,810	2,260	68,961	2,279	(1,091,999)	32,188	21,156	1,327,655
Net loss		—	—	—	—	(172,660)	—	(3,891)	(176,551)
Other comprehensive loss		—	—	—	—	—	(12,771)	—	(12,771)
Share issuances		1,900	—	—	—	—	—	—	1,900
Share repurchases	26(b)	(5,344)	—	—	—	3,808	—	—	(1,536)
Share issuances by subsidiaries		—	—	25	—	—	—	26	51
Acquisition	26(b)	83,953	—	602	—	—	—	—	84,555
Shares acquired and cancelled	26(b)	(6,879)	—	—	—	—	—	—	(6,879)
Share-based compensation	27	—	—	12,936	—	—	—	—	12,936
Employee awards exercised	26(b)	9,510	—	(9,510)	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	(20)	(20)
Balance at December 31, 2023		2,375,950	2,260	73,014	2,279	(1,260,851)	19,417	17,271	1,229,340

See accompanying notes to the consolidated financial statements.

SNDL Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

		Year ended December 31
	Note	2023	2022
Cash provided by (used in):
Operating activities
Net loss for the period		(176,551)	(372,428)
Adjustments for:
Income tax recovery	25	—	(7,342)
Interest and fee revenue	29	(14,517)	(16,739)
Change in fair value of biological assets		7,936	1,309
Share-based compensation	27	15,400	9,671
Depreciation and amortization	14,15,17	64,946	47,322
Loss on disposition of assets		353	94
Inventory impairment and obsolescence	12	30,644	7,012
Finance costs, net	31	11,362	41,314
Change in estimate of fair value of derivative warrants	22	(6,602)	(10,783)
Unrealized foreign exchange gain		(13)	(16)
Transaction costs		1,221	—
Asset impairment	14,15,17,20	54,967	196,033
Share of (profit) loss of equity-accounted investees	19	(6,758)	43,002
Realized loss on settlement of marketable securities	9,29	138,874	—
Unrealized (gain) loss on marketable securities	9,29	(129,616)	65,553
Additions to marketable securities		—	(3,500)
Proceeds from settlement of marketable securities	9	6,704	—
Income distributions from equity-accounted investees		—	1,661
Interest received		13,563	13,403
Exercise of cash-settled deferred share units		—	(204)
Change in non-cash working capital	32	(32,875)	(22,073)
Net cash used in operating activities from continuing operations		(20,962)	(6,711)
Net cash provided by operating activities from discontinued operations	6	4,314	—
Net cash used in operating activities		(16,648)	(6,711)
Investing activities
Additions to property, plant and equipment	15	(7,845)	(10,666)
Additions to intangible assets	17	(87)	(197)
Additions to investments	18	(732)	(75,598)
Additions to equity-accounted investees	19	(25,089)	(119,137)
Proceeds from disposal of property, plant and equipment		1,213	4,000
Acquisitions, net of cash acquired	5	3,695	(28,640)
Change in non-cash working capital	32	4,028	74
Net cash used in investing activities from continuing operations		(24,817)	(230,164)
Net cash used in investing activities from discontinued operations	6	—	—
Net cash used in investing activities		(24,817)	(230,164)
Financing activities
Change in restricted cash		(553)	7,675
Payments on lease liabilities, net		(41,013)	(27,693)
Repurchase of common shares, net of costs	26(b)	(1,536)	(13,390)
Proceeds from issuance of shares, net of costs		—	22
Distributions declared by subsidiaries		(20)	(24)
Repayment of long-term debt		—	(10,000)
Change in non-cash working capital	32	42	1,620
Net cash used in financing activities from continuing operations		(43,080)	(41,790)
Net cash used in financing activities from discontinued operations	6	—	—
Net cash used in financing activities		(43,080)	(41,790)
Change in cash and cash equivalents		(84,545)	(278,665)
Cash and cash equivalents, beginning of period		279,586	558,251
Cash and cash equivalents, end of period		195,041	279,586

See accompanying notes to the consolidated financial statements.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

1.
Description Of Business

SNDL Inc. (“SNDL” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. On July 25, 2022, the Company’s shareholders approved a special resolution amending the articles of SNDL to change the name of the Company from “Sundial Growers Inc.” to “SNDL Inc.”.

The Company’s head office is located at 300, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the retailing of wines, beers and spirits, the operation and support of corporate-owned and franchise retail cannabis stores in Canadian jurisdictions where the private sale of recreational cannabis is permitted, the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis domestically and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada. The Company also owns approximately 63% of Nova Cannabis Inc. (“Nova”) (TSX: NOVC), whose principal activities are the retail sale of cannabis.

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”) (note 19), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “SNDL”.

2.
Basis of presentation
A)
Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and interpretations of the International Financial Reporting Interpretations Committee in effect as of December 31, 2023.

These consolidated financial statements were approved and authorized for issue by the board of directors of SNDL (the “Board”) on March 20, 2024.

B)
Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for biological assets, deferred share units (“DSUs”) and certain financial instruments (note 34(a)) which are measured at fair value with changes in fair value recorded in profit or loss.

C)
Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and its Canadian-based subsidiaries. The Company’s equity-accounted joint venture uses the United States dollar as its functional currency. Transactions in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.

In preparing the Company’s consolidated financial statements, the financial statements of foreign subsidiaries and the foreign equity-accounted joint venture are translated into Canadian dollars, the presentation currency of the Company. The assets and liabilities of foreign operations that do not have a functional currency of Canadian dollars, are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

the underlying transactions. Foreign exchange differences from the translation of foreign subsidiaries and the foreign equity-accounted joint venture into Canadian dollars are recognized in other comprehensive income (“OCI”). The Company’s consolidated financial statements include its share of the Canadian dollar profit or loss and OCI of the equity-accounted joint venture.

D)
Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases. All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated upon consolidation.

3.
Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, deposits held with banks and other short-term liquid investments with maturities of less than 90 days.

RESTRICTED CASH

Restricted cash is recorded as current assets representing minimum funding requirements for two separate captive insurance structures.

BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants. The Company capitalizes all direct and indirect costs related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest, including labour-related costs, consumables, materials, utilities, facilities costs, depreciation and quality and testing costs. Biological assets are then recorded at fair value and consist of cannabis plants in various stages of vegetation, including cannabis clones which have not been harvested. Net unrealized changes in fair value of biological assets less costs to sell during the period are included in the results of operations for the related period. Biological assets are valued in accordance with International Accounting Standard 41 – Agriculture (“IAS 41”) and are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts the amount for the expected selling price less costs to produce and sell per gram. The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest. The estimated expected harvest yield is based on assumptions of the estimated yield per plant and the weighted average number of growing weeks completed as a percentage of total expected growing weeks as at year end. These estimates are subject to volatility in market prices, market conditions, yields and costs, which could significantly affect the fair value of biological assets in future periods. Differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

INVENTORY

Procured cannabis

Inventory is valued at the lower of cost and net realizable value. Cost of cannabis and biomass is comprised of initial third-party acquisition costs, plus analytical testing costs. Costs of extracted cannabis, hemp oil and finished goods inventory are comprised of initial acquisition cost of the biomass and all direct and indirect processing costs including labour-related costs, consumables, materials, packaging supplies, utilities, facility costs, analytical testing costs and production-related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. Packaging and supplies are initially valued at cost and subsequently at the lower of cost and net realizable value.

Harvested cannabis

Inventories of harvested cannabis are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell up to the point of harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labour-related costs, consumables, materials, packaging supplies, utilities, facilities costs, as well as quality and testing costs. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cannabis supplies and consumables are initially valued at cost and subsequently at the lower of cost and net realizable value.

The valuation of biological assets at the point of harvest is used as the measurement basis for all cannabis-based inventory and, thus, any critical estimates and judgements related to the valuation of biological assets are also applicable to inventory. The valuation of work-in-progress and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount of the inventory.

Retail inventory

Retail inventory at Company-owned stores is valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of selling the final product. Cost is determined using the weighted average method and comprises direct purchase costs. Inventory is written down to its net realizable value when the cost of inventory is estimated to be unrecoverable due to obsolescence, damage or declining selling prices. The Company makes estimates related to obsolescence, future selling prices, seasonality, customer behavior and fluctuations in inventory levels.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant and equipment (“PP&E”) are carried at cost less accumulated depreciation, less any recognized impairment losses. The cost of additions, betterments, renewals, and interest during construction is capitalized. Each part of a component of PP&E with a cost that is significant in relation to the total cost of the component is depreciated separately. When the cost of replacing a portion of a component of PP&E is capitalized, the carrying amount of the replaced component is derecognized.

Depreciation of construction in progress assets commences at the later of the assets being ready for their intended use or when a Health Canada producer’s licence is granted. The assets’ residual values and useful lives are reviewed, and adjusted as appropriate, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by adjusting the depreciation period or method, as appropriate, and are treated as changes in accounting estimates.

Any gain or loss arising on the disposal or retirement of a component of PP&E is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit and loss.

PP&E are depreciated as they become available for use. Buildings are not depreciated until a producer’s licence is obtained, if required for operation. For assets available for use, depreciation is computed using the straight-line method over the estimated useful lives of the assets, as described below:

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

•
Production facilities — 20 years
•
Equipment — 1 to 10 years
•
Right of use assets and leasehold improvements — Shorter of estimated useful life or lease term

LEASES

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost and any direct costs of obtaining the lease, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. Depreciation is recognized on the lease asset over the shorter of the estimated useful life of the asset or the lease term. The lease liability is initially measured at the present value of the lease payments that have not been paid at the commencement date, discounted at the rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. Lease payments are allocated between the liability and accretion expense. Accretion expense is recognized on the lease liability using the effective interest rate method and payments are applied against the lease liability.

The carrying amounts of the right of use assets, lease liability, and the resulting interest and depreciation expense are based on the implicit interest rate within the lease arrangement or, if this information is unavailable, the incremental borrowing rate. Incremental borrowing rates are based on judgements including economic environment, term, and the underlying risk inherent to the asset.

As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. Under a finance lease, the Company recognizes a receivable at an amount equal to the net investment in the lease which is the present value of the aggregate of lease payments receivable by the lessor. Under an operating lease, the Company recognizes lease payments received as income on a straight-line basis over the lease term. When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right of use asset arising from the head lease, not with reference to the underlying asset.

INTANGIBLE ASSETS

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is provided on a straight-line basis over their estimated useful lives, once the intangible asset is available for use. If the intangible asset is not yet available for use it will be tested for impairment on an annual basis in accordance with International Accounting Standard 38 – Intangible Assets (“IAS 38”).

Joint arrangements

Joint arrangements represent activities where the Company has joint control established by a contractual agreement. Joint control requires unanimous consent for the relevant financial and operational decisions. A joint arrangement is either a joint operation, whereby the parties have rights to the assets and obligations for the liabilities, or a joint venture, whereby the parties have rights to the net assets.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

For a joint operation, the parties consolidate their proportionate share of the assets, liabilities, revenues, expenses and cash flows of the arrangement with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

Joint ventures are accounted for using the equity method of accounting and are initially recognized at cost, or fair value if acquired as part of a business combination. Joint ventures are adjusted thereafter for the post-acquisition change in the Company's share of the equity accounted investment's net assets. The Company’s consolidated financial statements include its share of the equity accounted investment's profit or loss and other comprehensive income, until the date that joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee. Distributions from and contributions to investments in equity accounted investees are recognized when received or paid.

Interests in equity-accounted investees

The Company’s interest in equity-accounted investees comprise interests in an associate and a joint venture.

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to assets and obligations for its liabilities.

Interests in associates and joint ventures are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and OCI of equity-accounted investees, until the date on which significant influence or joint control ceases.

FINANCIAL INSTRUMENTS

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. A financial asset or liability is measured initially at fair value plus, for an item not measured at fair value through profit and loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issuance.

(i)
Financial assets

At initial recognition, a financial asset is classified and measured at: amortized cost, FVTPL or fair value through other comprehensive income (“FVOCI”) depending on the business model and contractual cash flows of the instrument.

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Financial assets at FVTPL are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. A substantial modification to the terms of an existing financial asset results in the derecognition of the financial asset and the recognition of a new financial asset at fair value. In the event that the modification to the terms of an existing financial asset do not result in a substantial difference in the contractual cash flows the gross carrying amount of the financial asset is recalculated and the difference resulting from the adjustment in the gross carrying amount is recognized in profit or loss.

The Company’s cash and cash equivalents, restricted cash and accounts receivable, are measured at amortized cost. The Company’s marketable securities are measured at FVTPL. The Company’s investments are measured at amortized cost and FVTPL. The Company has no financial assets measured at FVOCI.

(ii)
Financial liabilities

Financial liabilities are initially measured at amortized cost or FVTPL. Accounts payable and accrued liabilities are initially recognized at the amount required to be paid less any required discount to reduce the payables to fair value.

Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense and foreign exchange gains and losses, are recognized in profit or loss.

Financial liabilities are derecognized when the liability is extinguished. A substantial modification of the terms of an existing financial liability is recorded as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability extinguished and the consideration paid is recognized in profit or loss. Where a financial liability is modified in a way that does not constitute an extinguishment, the modified cash flows are discounted at the liability’s original effective interest rate. Transaction costs paid to third parties in a modification are amortized over the remaining term of the modified debt.

The Company’s accounts payable and accrued liabilities and financial guarantee liability (included in other liabilities) are measured at amortized cost. The Company’s derivative warrant liabilities were designated as FVTPL upon initial recognition.

IMPAIRMENT OF ASSETS

Management assesses and continually monitors internal and external indicators of impairment relating to the Company’s assets.

(i)
Financial assets

The Company applies an expected credit loss (“ECL”) model to all financial assets not held at FVTPL where credit losses that are expected to transpire in future years are provided for, irrespective of whether a loss event has occurred or not as at the statement of financial position date. For trade receivables, the Company has applied the simplified approach under International Financial Reporting Standard 9 – Financial Instruments (“IFRS 9”) and have calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due in accordance with the contract and the cash flow the Company expects to receive. ECLs are discounted at the effective interest rate of the financial asset. For financial assets measured at amortized cost, the Company has applied the general approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses, taking into consideration whether the credit risk of a financial asset has increased significantly since initial recognition. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

estimating ECLs, the Company considers quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment, that includes forward-looking information.

(ii)
Non-financial assets

The carrying amounts of the Company’s PP&E, right of use assets and intangible assets are assessed for impairment indicators and impairment reversal indicators at each reporting period end to determine whether there is an indication that such assets have experienced impairment or impairment reversal. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss or impairment reversal, if any.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s or group of asset’s estimated fair value less costs of disposal and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable independent cash inflows (a cash generating unit (“CGU”)).

Where an impairment loss is subsequently determined to have reversed, the carrying amount of the asset or CGU is adjusted to the revised estimate of its recoverable amount but limited to the carrying amount that would have been determined had no impairment loss been recognized previously. A reversal of an impairment loss, net of any depreciation that would have been recorded, is recognized immediately in the statements of loss and comprehensive loss.

Goodwill is assessed for impairment annually or when facts and circumstances indicate that it might be impaired. Goodwill is tested for impairment at a CGU level by comparing the carrying amount to the recoverable amount, which is determined as the greater of fair value less costs of disposal and value in use. Any excess of the carrying amount over the recoverable amount is the impaired amount. The recoverable amount estimates are categorized as Level 3 according to the fair value hierarchy. Impairment charges are recognized in profit and loss. Goodwill is reported at cost less any accumulated impairment. Goodwill impairments are not reversed.

Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The amount of a provision is the best estimate of the consideration at the end of the reporting period. Provisions measured using estimated cash flows required to settle the obligation are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The Company has no onerous contracts during the years ended and as at December 31, 2023 and 2022.

NON-MONETARY TRANSACTIONS

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, or the fair value cannot be reliably established. The lack of commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up, adjusted by the fair value of any monetary consideration received or given. When the asset received or the consideration given consists of shares in an actively traded market, the value of those shares will be considered fair value.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

COMPOUND FINANCIAL INSTRUMENTS

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability which does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument taken as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition.

Interest and losses and gains relating to the financial liability are recognized in profit and loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognized on conversion.

REVENUE

Under International Financial Reporting Standard 15 – Revenue from Contracts with Customers (“IFRS 15”), to determine the amount and timing of revenue to be recognized, the Company follows a five-step model:

1.
Identifying the contract with a customer
2.
Identifying the performance obligations
3.
Determining the transaction price
4.
Allocating the transaction price to the performance obligations
5.
Recognizing revenue when/as performance obligations are satisfied

Cannabis revenue

Gross revenue from the direct sale of cannabis for a fixed price is recognized when the Company transfers control of the goods to the customer. The transfer of control is specific to each contract and can range from the point of delivery to a specified length of time for the customer to accept the goods. The Company eliminates cannabis revenue and related cost of sales from sales to provincial boards when it is expected to be subsequently repurchased by its licensed retailer subsidiaries for resale, at which point the full retail sales revenue will be recognized.

For contracts that permit the customer to return goods, revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data and management’s expectation of future returns. In these circumstances, a refund liability and a right to recover returned goods asset are recognized. The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recover goods. The refund liability is included in accounts payable and accrued liabilities and the right to recover returned goods is included in inventory. The Company reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

Gross revenue earned in Canada includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Net revenue is gross revenue less excise taxes. Gross revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, gross revenue is stated net of expected price discounts, allowances for customer returns and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Retail revenue

Retail revenue consists of sales through corporate stores and e-commerce operations. Revenue at corporate stores is recognized at the point of sale when the customer takes control of the goods or service and is measured at the amount of consideration to which the Company expects to be entitled to, net of estimated returns, and sales incentives. The Company considers its performance obligations to be satisfied at the point of sale. The Company’s goods and services are generally capable of being distinct and are accounted for as a separate performance obligation. Sales through e-commerce operations are recognized when the customer takes control of the goods or

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

services upon delivery and is measured at the amount of consideration to which the Company expects to be entitled, net of estimated returns, and sales incentives.

It is the Company’s policy to sell merchandise with a limited right to return. Returns are only provided through exchanges or the issuance of a gift card.

The Company sells gift cards. The sale of a gift card creates a future performance obligation. When (or as) the performance obligation is satisfied, the Company recognizes revenue as the amount of the transaction price.

Franchise revenue

Franchise fees are recognized at a point in time when the Company satisfies its performance obligations which is determined to be when the franchise begins operations. Performance obligations include site selection, lease assistance and training. Initial franchise fees are allocated to the performance obligations based on the estimated standalone selling prices. Funds received in advance of a franchise starting operations are recorded as franchise fee deposits.

Ongoing royalty and advertisement fees, which are determined on a formula basis in accordance with the terms of the relevant franchise agreement, based on monthly revenues or margins of the franchisees, are recognized as revenue when the contractual performance obligations have been achieved or other service-related performance obligations have been completed. The performance obligations relate to providing support to the franchise partners and stewarding the Spiritleaf brand. While the franchisees are operating under the name Spiritleaf, they utilize the Spiritleaf trademark, thereby, the Company has performed its obligations to recognize the revenue, as per the franchise agreements.

Other revenue

Proprietary licensing revenue is generated from proprietary licensing services provided to customers. Revenue is recognized when the services are delivered to the customer at a point in time as outlined by the contract. The Company does not operate or manage these services separately from its primary retail sales or operations, and there are no significant costs of sale related to proprietary licensing revenue.

Millwork revenue is defined as the proceeds and receivables related to the sale of millwork, which includes store fixtures. Millwork revenue is recognized at a point in time when a contractual exchange agreement has been entered into, and the performance obligation is considered to have been met when the millwork has been delivered to the franchise partner.

Supply revenue represents revenues earned from the sales of custom Spiritleaf accessories to franchise locations. The Spiritleaf accessory revenue is earned when the goods are shipped.

RESEARCH AND DEVELOPMENT

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets the generally accepted criteria for deferral and amortization per IAS 38. Research and development costs comprise consulting fees, costs to cultivate and test cultivar batches to the point of commercialization and licence acquisition fees. No development costs have been capitalized as at December 31, 2023, or December 31, 2022.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

SHARE-BASED COMPENSATION

The Company’s share-based compensation plans include equity-settled awards and cash-settled awards.

The fair value of share-based compensation expenses is estimated using the Black-Scholes pricing model and relies on a number of estimates, such as the expected life of the award, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of awards granted.

Equity-settled

Simple and performance warrants, stock options and restricted share units (“RSUs”) are granted from time to time to employees, directors, and others at the discretion of the Board. The grant date fair value of simple warrants, performance warrants, stock options and RSUs is recognized as share-based compensation expense, with a corresponding increase in contributed surplus, over the vesting period of the awards. On exercise of simple warrants, performance warrants and stock options, the cash consideration received is credited to share capital and the associated amount in contributed surplus is reclassified to share capital. On exercise of RSUs, the associated amount in contributed surplus is reclassified to share capital.

Cash-settled

DSUs are granted to directors and represent a right for the holder to receive a cash payment equal to the fair value of the Company’s common shares calculated at the date of such payment.

Nova DSUs are granted to Nova directors and represent a right for the holder to receive a cash payment equal to the fair value of Nova’s common shares calculated at the date of such payment, or Nova common shares, at the discretion of Nova.

DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end. The fair value is recognized as share-based compensation over the vesting period. Fluctuations in the fair value are recognized within share-based compensation in the period in which they occur.

INCOME TAXES

Income taxes are recognized in profit and loss, except to the extent that they relate to items recognized directly in equity, in which case the tax is recognized in equity.

Current taxes are generally the expected income tax payable on taxable income for the reporting period, calculated using rates enacted or substantively enacted at the consolidated statements of financial position dates, and include any adjustment to income tax payable or recoverable in respect of previous periods.

Uncertain income tax positions are accounted for using the standards applicable to current income tax assets and liabilities. Liabilities and assets are recorded to the extent they are deemed to be probable.

Deferred tax is recognized using the asset and liability method, based on temporary differences between financial statement carrying amounts of assets and liabilities and their respective income tax bases. Deferred tax is determined using tax rates that have been enacted or substantively enacted at the consolidated statements of financial position date and are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled. Deferred tax is not accounted for where it arises from initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, affects neither accounting nor taxable income (loss). The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities. Deferred tax assets are recognized only to the extent that it is probable that future taxable income will be available for which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and adjusted to the extent that it is no longer probable that the related tax benefit will be realized.

Tax assets and liabilities are offset when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable income in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be affected.

BUSINESS COMBINATIONS and goodwill

The fair value of assets acquired and liabilities assumed in a business combination, including contingent consideration and goodwill, is estimated based on information available at the date of acquisition. Various valuation techniques are applied for measuring fair value including market comparables and discounted cash flows which rely on assumptions such as future selling prices, expected sales volumes, discount rates and future development and operating costs. Changes in these variables could significantly impact the carrying value of the net assets. Specific judgement is required in the identification of intangible assets.

Business combinations are accounted for using the acquisition method of accounting when the acquired assets meet the definition of a business. The acquired identifiable assets and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the fair value of consideration transferred to the sellers, including cash paid and the fair value of assets given, equity instruments issued, and liabilities of the seller assumed at the acquisition date. Any excess of the fair value of the consideration paid over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in profit or loss. Transaction costs associated with business combinations are expensed as incurred.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU that is expected to benefit from the synergies of the combination, if any, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Each CGU represents the lowest level at which management monitors the goodwill.

NON-CONTROLLING INTERESTS

The Company recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets, determined on an acquisition-by-acquisition basis.

Loss of control

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interest and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

Captive Insurance

The Company has secured insurance coverage for its directors and officers through two separate captive insurance structures.

The first structure is a captive cell program entered into with a registered insurer for the purpose of holding and managing the Company’s coverage funds through a separate cell account (“Cell Captive”). The Company applies International Financial Reporting Standard 10 – Consolidated Financial Statements (“IFRS 10”) in its assessment of control as it relates to the Cell Captive. The Company’s accounting policy is to consolidate the Cell Captive. The Cell Captive funds are held as cash and may be invested according to the Company’s treasury policy. The funds are disclosed as restricted cash as the Cell Captive must be fully funded at all times. The Company will recognize any gains

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

or losses from fair market value adjustments, interest and/or foreign exchange in the statements of profit (loss) and comprehensive income (loss).

The second structure is a wholly owned subsidiary, Sundial Insurance (Bermuda) Ltd. (“SIBL”), incorporated to provide separate and additional coverage. The Company applies IFRS 10 in its assessment of control as it relates to SIBL. The Company’s accounting policy is to consolidate SIBL. The funds are disclosed as restricted cash as the funds were required for initial capitalization of the entity and there is a requirement to maintain minimum capital and surplus in accordance with industry regulations.

Net earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net earnings (loss) for the period attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to simple warrants, performance warrants, stock options, RSUs, equity classified warrants and liability classified warrants is computed using the treasury share method.

NEW ACCOUNTING STANDARDS

The following accounting standards were effective for annual periods beginning on or after January 1, 2023 and did not have a material impact on the Company’s consolidated financial statements:

•
IFRS 17 Insurance Contracts
•
Definition of Accounting Estimate — Amendments to IAS 8
•
Deferred Tax related to Assets and Liabilities arising from a Single Transaction — Amendments to IAS 12

There are new accounting standards, amendments to accounting standards and interpretations that are effective for annual periods beginning on or after January 1, 2024, that have not been applied in preparing the consolidated financial statements for the year ended December 31, 2023. These standards and interpretations are not expected to have a material impact on the Company’s consolidated financial statements and include:

•
Classification of Liabilities as Current or Non-current — Amendment to IAS 1
•
Non-current Liabilities with Covenants — Amendments to IAS 1
•
Lease Liability in a Sale and Leaseback — Amendments to IFRS 16
•
Supplier Finance Arrangements — Amendments to IAS 7 and IFRS 7
4.
Significant accounting estimates, assumptions and judgements

The preparation of these consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Judgement is used mainly in determining whether a balance or transaction should be recognized in the consolidated financial statements. Estimates and assumptions are mostly used in determining the measurement of recognized transactions and balances. However, judgements and estimates are often interrelated.

Judgements, estimates and assumptions are continually evaluated and are based on factors including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

Judgements, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment include the following:

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

IMPAIRMENTS

CGU’s are defined as the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The classification of assets into CGU’s requires significant judgement and interpretations with respect to the integration between assets, the existence of active markets, external users, shared infrastructure and the way in which management monitors the Company’s operations.

The recoverable amounts of CGU’s and individual assets have been determined as the higher of the CGU’s or the asset’s fair value less costs of disposal and its value in use. These calculations require the use of estimates and assumptions and are subject to changes as new information becomes available including information on the likelihood of obtaining future licences from Health Canada, total addressable market, market share escalation factor, gross profit escalation factor, terminal multiple and discount rates. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGU’s.

BIOLOGICAL ASSETS AND INVENTORY

Biological assets, comprising cannabis plants and agricultural product consisting of cannabis, are measured at fair value less costs to produce and sell up to the point of harvest.

Determination of the fair values of the biological assets and the agricultural product requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis up to the point of harvest, costs to convert the harvested cannabis to finished goods, sales price, risk of loss, expected future yields from the cannabis plants and estimating values during the growth cycle.

The valuation of biological assets at the point of harvest is used as the measurement basis for all internally cultivated cannabis-based inventory and thus any critical estimates and judgements related to the valuation of biological assets are also applicable to inventory. The valuation of work-in-progress and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount of the inventory. The Company must also determine if the carrying value of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

Revenue

Government customers typically have a right of product return, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. Licensed producers can, in some cases, have a right of product return or warranty period. The estimate of potential future returns includes the use of estimates and assumptions and are subject to change as new information becomes available.

ACQUISITIONS

The Company assesses whether an acquisition should be accounted for as an asset acquisition or a business combination under International Financial Reporting Standard 3 – Business Combinations (“IFRS 3”). This assessment requires management to make judgements on whether the assets acquired and liabilities assumed constitute a business as defined in IFRS 3 and if the integrated set of activities, including inputs and processes acquired, is capable of being conducted and managed as a business and the Company obtains control of the business inputs and processes.

Investments

The Company’s investments at FVTPL are financial assets measured at fair value each reporting period. The determination of the fair value of each investment requires judgement from management and the primary assumption is the discount rate.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

equity-accounted investees

The Company’s interest in a joint venture is accounted for using the equity-method. The current investment portfolio of the joint venture is comprised of secured debt and hybrid instruments which include options and warrants. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss.

The determination of the fair value of the underlying investments is based on a discounted cash flow methodology and requires judgement from management. The discounted cash flows are based on various assumptions, including an estimation of market prices, volatility and discount rates. The Company has independent valuations done every quarter.

5.
Business acquisitions
A)
Alcanna

On October 7, 2021, the Company announced that it had entered into an arrangement agreement with Alcanna Inc. (“Alcanna”) pursuant to which the Company would acquire all of the issued and outstanding common shares of Alcanna by way of a statutory plan of arrangement (the “Alcanna Transaction”). The Company and Alcanna amended the arrangement agreement in respect of the Alcanna Transaction on January 6, 2022, and the Alcanna Transaction closed on March 31, 2022. Alcanna is a Canadian liquor retailer, operating predominantly in Alberta under its three retail brands, “Wine and Beyond”, “Liquor Depot” and “Ace Liquor”. Alcanna holds an approximate 63% equity interest in Nova, a Canadian cannabis retailer operating stores across Alberta, Saskatchewan and Ontario, under its “Value Buds” and “Sweet Tree” retail brands. The Company is deemed to control Nova through its equity interest and Nova’s results are included in the consolidated financial statements of the Company with the minority interest shown as non-controlling interest through equity.

Alcanna was acquired to diversify and stabilize cash flows and advance the Company’s vertical integration strategy.

The Alcanna Transaction consideration was comprised of (i) an aggregate $54.3 million cash ($1.50 in cash for each Alcanna common share), and (ii) an aggregate 32.1 million SNDL common shares valued at $287.1 million based on the fair value of each common share of the Company on the closing date (0.885 of a SNDL common share for each Alcanna common share).

The Company engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts, if any.

The fair value of consideration paid was as follows:

	Provisional	Adjustments	Final
Cash	54,339	—	54,339
Issuance of common shares	287,129	—	287,129
	341,468	—	341,468

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The fair value of the assets and liabilities acquired was as follows:

	Provisional	Adjustments	Final
Cash	23,190	—	23,190
Accounts receivable	1,868	—	1,868
Prepaid expenses and deposits	10,986	—	10,986
Inventory	105,022	—	105,022
Right of use assets	171,866	(31,117)	140,749
Property, plant and equipment	86,059	24,632	110,691
Intangible assets	—	45,100	45,100
Goodwill	280,243	(129,308)	150,935
Accounts payable and accrued liabilities	(36,703)	(44)	(36,747)
Long-term debt	(10,000)	—	(10,000)
Lease liabilities	(232,755)	90,736	(142,019)
Derivative warrants	(58)	(27)	(85)
Non-controlling interest	(58,250)	28	(58,222)
	341,468	—	341,468

Non-controlling interest has been measured as the fair value of the non-controlling interest in Nova, which at the time was 37%, and was measured by applying a market approach with reference to Nova’s closing share price on the day of the Alcanna Transaction of $2.66.

On March 31, 2022, the Company repaid in full the acquired long-term debt balance of $10.0 million.

These consolidated financial statements incorporate the operations of Alcanna commencing March 31, 2022. During the period March 31, 2022 to December 31, 2022, the Company recorded revenues of $639.5 million and net loss of $101.0 million from the Alcanna operations. Had the Alcanna Transaction closed on January 1, 2022, management estimates that for the period January 1, 2022, to March 30, 2022, revenue would have increased by $162.5 million and net loss would have increased by $25.5 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2022.

The Company incurred costs related to the Alcanna Transaction of $7.0 million which have been included in transaction costs for the year ended December 31, 2022.

The Company recorded adjustments to the fair value in the fourth quarter of 2022 to reflect additional information and greater certainty with respect to management estimates pertaining to facts and circumstances that were either unknown or uncertain at the date of acquisition. These adjustments related to changes in preliminary valuation assumptions, including refinement of right of use assets, property, plant and equipment, intangible assets, accounts payable and accrued liabilities, lease liabilities, derivative warrants and non-controlling interest. All measurement period adjustments were offset to goodwill.

B)
Zenabis

On November 1, 2022, the Company announced that, in the context of proceedings pursuant to the Zenabis Group’s (as defined below) filing under the Companies’ Creditors Arrangement Act (“CCAA”), it had successfully acquired all of the assets of the business of the Zenabis Group, subject to certain exclusions, (the “Zenabis Business”), pursuant to an approval order of the Québec Superior Court (the “Court”).

The order of the Court approved the acquisition by a wholly owned subsidiary of SNDL of all issued and outstanding shares of Zenabis Ltd., a corporation resulting from the amalgamation of select Zenabis entities (collectively, the “Zenabis Group”), as part of the consideration for the senior secured debt of the Zenabis Group due to the SNDL subsidiary. Zenabis Ltd. owns all of the Zenabis Business, free and clear of any encumbrances except certain permitted encumbrances (namely the security of the wholly owned subsidiary of SNDL, which was preserved).

The Zenabis acquisition consideration was comprised of (i) the extinguishment of the Company’s senior loan.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts, if any.

The fair value of consideration paid was as follows:

Final
Extinguishment of senior loan	18,215
18,215

The fair value of the assets and liabilities acquired was as follows:

Final
Cash	2,509
Accounts receivable	888
Biological assets	909
Prepaid expenses and deposits	1,856
Inventory	4,512
Assets held for sale	6,375
Right of use assets	32
Property, plant and equipment	4,658
Accounts payable and accrued liabilities	(3,437)
Lease liabilities	(87)
18,215

Assets held for sale are comprised of a processing facility in Stellarton, Nova Scotia, whose primary purpose was the packaging and processing of value added and derivative products for the adult-use cannabis market.

These consolidated financial statements incorporate the operations of Zenabis commencing November 1, 2022. During the period November 1, 2022 to December 31, 2022, the Company recorded revenues of $0.4 million and net loss of $1.8 million from the Zenabis operations. Had the acquisition closed on January 1, 2022, management estimates that for the period January 1, 2022, to October 31, 2022, revenue would have increased by $2.0 million and net loss would have increased by $9.0 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2022.

The Company incurred costs related to the Zenabis acquisition of $0.8 million which have been included in transaction costs for the year ended December 31, 2022.

C)
Valens

On January 17, 2023, the Company acquired all of the issued and outstanding common shares of The Valens Company Inc. (“Valens”), other than those owned by SNDL and its subsidiaries, by way of a statutory plan of arrangement (the “Valens Transaction”). The Valens Transaction consideration was comprised of (i) the assumption of Valens’ $60 million non-revolving term loan facility from its then existing lender, (ii) an aggregate 27.6 million SNDL common shares valued at $84.0 million based on the fair value of each common share of the Company on the closing date (0.3334 of a SNDL common share for each Valens common share), and (iii) contingent consideration valued at $0.6 million representing the fair value of Valens stock options.

Valens is a manufacturer of cannabis products providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens products are formulated for the medical, health and wellness, and recreational consumer segments.

The Company engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts, if any.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The fair value of consideration paid was as follows:

	Provisional	Adjustments	Final
Valens loan facility	61,512	—	61,512
Issuance of common shares	83,953	—	83,953
Contingent consideration	—	602	602
	145,465	602	146,067

The fair value of the assets and liabilities acquired was as follows:

	Provisional	Adjustments	Final
Cash	3,615	—	3,615
Accounts receivable	21,361	—	21,361
Marketable securities	876	—	876
Prepaid expenses and deposits	4,980	—	4,980
Inventory	14,140	—	14,140
Assets held for sale	6,330	—	6,330
Right of use assets	2,882	—	2,882
Property, plant and equipment	63,030	(10,938)	52,092
Intangible assets	2,285	(785)	1,500
Goodwill	68,697	12,325	81,022
Accounts payable and accrued liabilities	(34,185)	—	(34,185)
Contractual obligation	(5,339)	—	(5,339)
Lease liabilities	(3,207)	—	(3,207)
	145,465	602	146,067

Valens subsidiary Green Roads, Inc. (“Green Roads”) was sold and has been classified as held for sale and discontinued operations (note 6). Valens facility located in Mission, British Columbia was also classified as held for sale and was disposed of during the current year (note 13).

The financial statements incorporate the operations of Valens commencing January 18, 2023. During the period January 18, 2023 to December 31, 2023 the Company recorded gross revenues of $99.1 million and net loss of $85.8 million from the Valens operations. Had the Valens Transaction closed on January 1, 2023, management estimates that for the period January 1, 2023, to January 17, 2023, revenue would have increased by $4.2 million and net loss would have increased by $2.1 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2023.

The Company incurred costs related to the Valens Transaction of $2.8 million which have been included in transaction costs for the year ended December 31, 2023.

D)
Superette

On February 7, 2023, the Company acquired the right, title and interest in (i) five Superette retail locations within Toronto and Ottawa; (ii) the intellectual property rights related to the Superette brand; and (iii) the shares of Superette Ontario (collectively, the “Superette Transaction”).

The Superette acquisition consideration was comprised of the extinguishment of the Company’s promissory note.

The fair value of consideration paid was as follows:

Extinguishment of promissory note	2,625
2,625

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The fair value of the assets and liabilities acquired was as follows:

Cash	80
Accounts receivable	30
Prepaid expenses and deposits	141
Inventory	371
Right of use assets	1,129
Property, plant and equipment	2,077
Accounts payable and accrued liabilities	(74)
Lease liabilities	(1,129)
2,625

The financial statements incorporate the operations of Superette commencing February 8, 2023. During the period February 8, 2023 to December 31, 2023 the Company recorded gross revenues of $3.8 million and net loss of $2.0 million from the Superette operations. Had the Superette Transaction closed on January 1, 2023, management estimates that for the period January 1, 2023, to February 7, 2023, revenue would have increased by $0.5 million and net loss would have increased by $0.1 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2023.

The Company incurred costs related to the Superette Transaction of $0.7 million which have been included in transaction costs for the year ended December 31, 2023.

E)
Inner spirit

On May 5, 2021, the Company and Inner Spirit Holdings Ltd. (“Inner Spirit”) announced that they had entered into an arrangement agreement pursuant to which the Company acquired all of the issued and outstanding common shares of Inner Spirit (the “Inner Spirit Transaction”). The Inner Spirit Transaction closed on July 20, 2021.

The Inner Spirit Transaction consideration was comprised of (i) an aggregate $92.6 million cash ($0.30 in cash for each Inner Spirit common share), (ii) an aggregate 2.4 million SNDL common shares valued at $26.2 million based on the fair value of each common share of the Company on the closing date (0.00835 of a SNDL common share for each Inner Spirit common share) and (iii) contingent consideration valued at $1.2 million representing the fair value of Inner Spirit warrants.

The Company engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts.

The fair value of consideration paid was as follows:

	Provisional	Adjustments	Final
Cash	92,583	—	92,583
Issuance of common shares	26,216	—	26,216
Contingent consideration	1,150	—	1,150
	119,949	—	119,949

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The fair value of the assets and liabilities acquired was as follows:

	Provisional	Adjustments	Final
Cash	9,808	—	9,808
Accounts receivable	750	(327)	423
Prepaid expenses and deposits	853	—	853
Inventory	2,733	2,011	4,744
Right of use assets	—	5,730	5,730
Property, plant and equipment	12,108	(5,730)	6,378
Intangible assets	—	46,000	46,000
Net investment in subleases	23,751	50	23,801
Goodwill	114,537	(42,041)	72,496
Accounts payable and accrued liabilities	(2,678)	—	(2,678)
Convertible debentures	(12,025)	—	(12,025)
Lease liabilities	(29,481)	(50)	(29,531)
Financial guarantee liability	(407)	—	(407)
Deferred tax liability	—	(5,643)	(5,643)
	119,949	—	119,949

The Company recorded adjustments to the fair value in the third quarter of 2022 to reflect additional information and greater certainty with respect to management estimates pertaining to facts and circumstances that were either unknown or uncertain at the date of acquisition. These adjustments related to changes in preliminary valuation assumptions, including refinement of accounts receivable, inventory, net investment in subleases, lease liabilities and amounts allocated to intangible assets and deferred tax liability. All measurement period adjustments were offset to goodwill.

6.
Discontinued operations

The Green Roads operations acquired as part of the Valens acquisition were classified as held for sale and discontinued operations as the carrying amount of the disposal group was expected to be recovered through a sale transaction rather than through continued use.

Green Roads filed for bankruptcy on March 6, 2023. A successful bid of US$3.1 million was accepted and the sale was approved at a court hearing on May 10, 2023. The disposition of Green Roads closed on May 31, 2023 and a loss on disposition of $2.3 million was recorded.

The consolidated statement of loss and comprehensive loss and consolidated statement of cash flows have been presented to show the discontinued operations separately from continuing operations.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Results of discontinued operations

	Year ended December 31
	2023	2022
Net revenue	7,510	—
Cost of sales	3,841	—
Gross profit	3,669	—

General and administrative	3,639	—
Sales and marketing	1,817	—
Depreciation and amortization	450	—
Operating loss	(2,237)	—

Finance costs	(16)	—
Loss on disposition	(2,282)	—
Net loss	(4,535)	—

7.
Segment information

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis through owned and franchise retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

	Liquor Retail	Cannabis Retail (1)	Cannabis Operations (2)	Investments (3)	Corporate	Total
As at December 31, 2023
Total assets	320,239	206,988	208,295	717,751	19,891	1,473,164
Year ended December 31, 2023
Net revenue (4)	578,895	289,980	87,071	—	(46,940)	909,006
Gross profit	137,286	73,690	(20,561)	—	—	190,415
Operating income (loss)	24,630	4,919	(112,445)	11,746	(91,668)	(162,818)
Earnings (loss) before income tax	19,190	1,310	(112,159)	8,429	(88,786)	(172,016)
(1)
Cannabis retail includes the operations of Superette for the period February 8, 2023 to December 31, 2023 (note 5(d)).
(2)
Cannabis operations includes the operations of Valens for the period January 18, 2023 to December 31, 2023 (note 5(c)).
(3)
Total assets include cash and cash equivalents.
(4)
The Company has eliminated $46.9 million of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retailer subsidiaries for resale, at which point the full retail sales revenue will be recognized. The elimination was recorded in the Corporate segment.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

	Liquor Retail (1)	Cannabis Retail (1)	Cannabis Operations (2)	Investments (3)	Corporate	Total
As at December 31, 2022
Total assets	351,338	200,393	163,130	825,151	19,338	1,559,350
Year ended December 31, 2022
Net revenue	462,180	205,610	44,407	—	—	712,197
Gross profit	106,307	47,334	(13,266)	—	—	140,375
Operating income (loss)	20,619	(180,956)	(29,372)	(91,275)	(66,790)	(347,774)
Earnings (loss) before income tax	17,726	(183,055)	(29,618)	(127,362)	(57,461)	(379,770)
(1)
Liquor retail includes operations of Alcanna retail stores for the period March 31, 2022 to December 31, 2022, and cannabis retail includes operations of Nova retail stores for the period March 31, 2022 to December 31, 2022 (note 5(a)).
(2)
Cannabis operations includes the operations of Zenabis for the period November 1, 2022 to December 31, 2022 (note 5(b)).
(3)
Total assets include cash and cash equivalents.

Geographical disclosure

As at December 31, 2023, the Company had non-current assets related to investment credit operations in the United States of $538.3 million (December 31, 2022 — $519.3 million). For the year ended December 31, 2023, share of profit of equity-accounted investees related to investment credit operations in the United States was a gain of $6.8 million (year ended December 31, 2022 — loss of $43.0 million). All other non-current assets relate to operations in Canada and revenues from external customers relate to operations in Canada.

8.
Restricted cash

As at	December 31, 2023	December 31, 2022
Captive insurance	19,616	19,044
Other	275	294
	19,891	19,338

The Company has secured insurance coverage for its directors and officers through two separate captive insurance structures (note 3).

9.
Marketable securities

As at	December 31, 2023	December 31, 2022
Balance, beginning of year	21,926	83,724
Acquisition (note 5(c))	876	—
Additions	—	3,755
Dispositions	(13,319)	—
Change in fair value recognized in profit or loss	(9,258)	(65,553)
Balance, end of period	225	21,926

During the year ended December 31, 2023, proceeds of $6.7 million (year ended December 31, 2022 — nil) were received for dispositions of marketable securities and a loss on disposition of $8.6 million (year ended December 31, 2022 — nil) was recognized.

10.
Accounts receivable

As at	December 31, 2023	December 31, 2022
Trade receivables	23,422	17,558
Other receivables	3,637	5,078
	27,059	22,636

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company has calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. Refer to note 34 for credit risk disclosures.

11.
Biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets is as follows:

As at	December 31, 2023	December 31, 2022
Balance, beginning of year	3,477	4,410
Increase in biological assets due to capitalized costs	21,501	27,749
Acquisition	—	909
Net change in fair value of biological assets	(7,936)	(1,309)
Transferred to inventory upon harvest	(16,613)	(28,282)
Balance, end of year	429	3,477

Biological assets are valued in accordance with IAS 41 and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

The Company estimates the harvest yields for cannabis at various stages of growth. As at December 31, 2023, it is estimated that the Company’s biological assets will yield approximately 2,230 kilograms (December 31, 2022 — 3,904 kilograms) of dry cannabis when harvested. During the year ended December 31, 2023, the Company harvested 15,064 kilograms of dry cannabis (year ended December 31, 2022 — 19,854 kilograms).

12.
Inventory

As at	December 31, 2023	December 31, 2022
Retail liquor	83,923	82,589
Retail cannabis	19,516	13,373
Millwork	—	276
Harvested cannabis
Raw materials, packaging and components	7,781	4,577
Extracted cannabis & hemp oils	11,989	—
Work-in-progress	995	19,927
Finished goods	4,856	7,040
	129,060	127,782

During the year ended December 31, 2023, inventories of $689.3 million were recognized in cost of sales as an expense (year ended December 31, 2022 — $558.1 million).

During the year ended December 31, 2023, the Company recognized inventory write downs of $30.8 million (year ended December 31, 2022 — $8.9 million), of which $30.6 million (year ended December 31, 2022 — $7.0 million) was recognized as a provision for impaired and obsolete inventory, and $0.2 million (year ended December 31, 2022 — $1.9 million) was included in the change in fair value realized through inventory as the fair value component of the provision for impaired and obsolete inventory.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

13.
Assets held for sale

At December 31, 2023, and December 31, 2022, assets held for sale were measured at their fair value less costs to sell and comprised of the following:

Stellarton facility	6,375
6,375

The Stellarton facility is located in Stellarton, Nova Scotia, and its primary purpose was the packaging and processing of value added and derivative products for the adult-use cannabis market. The Stellarton facility was acquired in the Zenabis acquisition (note 5(b)).

During the year ended December 31, 2023, the Company sold the Mission facility and recorded a gain on disposal of $0.1 million. The Mission facility was located in Mission, British Columbia, and its primary purpose was the cultivation of cannabis and the packaging of dried cannabis flower in consumer packaging. The Mission facility was acquired in the Valens Transaction (note 5(c)).

14.
right of use assets

Cost
Balance at December 31, 2021	8,038
Acquisitions (note 5(a), note 5(b))	140,781
Additions	6,103
Tenant inducement allowances	(46)
Dispositions and remeasurements	12,191
Balance at December 31, 2022	167,067
Acquisition (note 5(c), note 5(d))	4,011
Additions	3,530
Renewals, remeasurements and dispositions	24,424
Balance at December 31, 2023	199,032

Accumulated depreciation and impairment
Balance at December 31, 2021	1,321
Depreciation	25,227
Impairment	6,365
Balance at December 31, 2022	32,913
Depreciation	32,640
Impairment	3,852
Dispositions	(52)
Balance at December 31, 2023	69,353

Net book value
Balance at December 31, 2022	134,154
Balance at December 31, 2023	129,679

During the year ended December 31, 2023, renewals, remeasurements and dispositions of $24.4 million mainly related to lease renewals.

As at December 31, 2023, the Company recorded impairment losses of right of use assets of $3.9 million (December 31, 2022 — $6.4 million) with $2.7 million (December 31, 2022 — $3.9 million) in the cannabis retail reporting segment and $1.2 million (December 31, 2022 — $2.5 million) in the liquor retail reporting segment. Refer to note 15 for the significant assumptions applied in the impairment test.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

15.
Property, plant and equipment

	Land	Production facilities	Leasehold improvements	Equipment	Construction in progress (“CIP”)	Total
Cost
Balance at December 31, 2021	12,388	153,332	3,899	32,777	6,103	208,499
Acquisitions (note 5(a), note 5(b))	130	4,528	64,059	44,263	2,369	115,349
Additions	57	256	3,465	5,907	982	10,667
Dispositions	(611)	(3,882)	(609)	(4,025)	—	(9,127)
Balance at December 31, 2022	11,964	154,234	70,814	78,922	9,454	325,388
Acquisitions (note 5(c), note 5(d))	8,661	24,330	3,660	17,518	—	54,169
Additions	—	—	2,739	5,609	102	8,450
Transfers from CIP	—	882	—	—	(882)	—
Dispositions	—	38	(314)	(2,885)	—	(3,161)
Balance at December 31, 2023	20,625	179,484	76,899	99,164	8,674	384,846

Accumulated depreciation and impairment
Balance at December 31, 2021	—	131,867	411	13,928	5,821	152,027
Depreciation	—	1,464	7,131	11,278	—	19,873
Impairment	—	—	7,794	7,415	—	15,209
Dispositions	—	(1,324)	(610)	(3,196)	—	(5,130)
Balance at December 31, 2022	—	132,007	15,369	28,782	5,821	181,979
Depreciation	—	2,526	11,675	15,796	—	29,997
Impairment	—	10,825	1,697	8,924	—	21,446
Dispositions	—	62	(293)	(1,261)	—	(1,492)
Balance at December 31, 2023	—	145,420	28,448	52,241	5,821	231,930

Net book value
Balance at December 31, 2022	11,964	22,227	55,445	50,140	3,633	143,409
Balance at December 31, 2023	20,625	34,064	48,451	46,923	2,853	152,916

During the year ended December 31, 2023, depreciation expense of $4.7 million was capitalized to biological assets and inventory (year ended December 31, 2022 – $6.4 million).

During the year ended December 31, 2023, the Company determined that indicators of impairment existed relating to certain idle machinery and equipment. The estimated recoverable amount of the assets was determined to be nil and an impairment of $3.0 million was recorded. The impairment was recognized in the Company’s cannabis operations reporting segment.

In October 2023, management decided to close the Olds facility and consolidate all cultivation activities at its Atholville facility. This resulted in an indicator of impairment and a test for impairment was performed by comparing the estimated recoverable amount to the carrying value of the assets, using its fair value less costs of disposal. Based on the analysis, the Company recognized an impairment loss of $15.6 million, as the estimated recoverable amount of $18.7 million was lower than the respective carrying amount. The impairment was recognized in the cannabis operations reporting segment. The fair value measurement is categorized within Level 2 of the fair value hierarchy and the valuation technique was based on a market comparison for comparable assets. Subsequent to December 31, 2023, the Olds facility was classified as held for sale.

During the year ended December 31, 2023, the Company determined that indicators of impairment existed relating to certain retail stores due to underperforming store level operating results. For impairment testing of retail property, plant and equipment and right of use assets, the Company determined that a CGU was defined as each individual retail store. The Company completed impairment tests for each CGU determined to have an indicator of potential impairment using a discounted cash flow model. The recoverable amounts for each CGU were based on the higher of its estimated value in use and fair value less costs of disposal using Level 3 inputs. The significant assumptions applied in the impairment test are described below:

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

•
Cash flows: Projected future sales and earnings for cash flows are based on actual operating results and operating budgets. Management determined forecasted growth rates of sales based on past performance, expectations of future performance for each location and industry averages. Expenditures were based upon a combination of historical percentages of revenue, sales growth rates, forecasted inflation rates and contractual lease payments. The duration of the cash flow projections for individual CGUs varies based on the remaining lease term of the CGU.
•
Discount rate: A pre-tax discount rate of 12.0% was estimated and is based on market assessments of the time value of money and CGU specific risks. To determine a pre-tax discount rate, a weighted average cost of capital was used as a reference point which is based on market capital structure of debt, risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded companies, the Company’s historical data, an unsystematic risk premium and after-tax cost of debt based on corporate bond yields.

As at December 31, 2023, the Company recorded impairment losses of property, plant and equipment of $2.8 million (2022 – $12.8 million) ($1.7 million in leasehold improvements and $1.1 million in equipment) with $2.4 million (2022 – $5.3 million) in the cannabis retail reporting segment and $0.4 million (2022 – $7.5 million) in the liquor retail reporting segment. The Company also recorded impairment losses of right of use assets (note 14).

During the year ended December 31, 2022, proceeds of $3.5 million were received for the disposition of the Company’s Merritt facility and a gain on disposal of $0.5 million was recognized. At December 31, 2021, the Merritt facility was classified as assets held for sale.

During the year ended December 31, 2022, proceeds of $3.9 million were received for the disposition of the Company’s Rocky View facility and no gain on disposal was recognized.

During the year ended December 31, 2022, the Company determined that indicators of impairment existed relating to idle machinery and equipment. The estimated recoverable amount of the assets was determined to be nil and an impairment of $2.4 million was recorded. The impairment was recognized in the Company’s cannabis operations reporting segment.

16.
Net investment in subleases

	December 31, 2023	December 31, 2022
Balance, beginning of year	23,319	26,562
Additions	832	1,408
Finance income	857	833
Rents recovered (payments made directly to landlords)	(4,004)	(4,141)
Dispositions and remeasurements	362	(1,343)
Balance, end of year	21,366	23,319

Current portion	2,970	3,701
Long-term	18,396	19,618

Net investment in subleases represent leased retail stores that have been subleased to certain franchise partners. These subleases are classified as a finance lease as the sublease terms are for the remaining term of the head lease.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

17.
Intangible assets

	Brands and trademarks	Franchise agreements	Software	Retail Licenses	Total
Cost
Balance at December 31, 2021	41,445	10,000	—	—	51,445
Acquisition (note 5(a))	38,950	—	5,400	750	45,100
Additions	55	—	142	—	197
Dispositions	(50)	—	—	—	(50)
Balance at December 31, 2022	80,400	10,000	5,542	750	96,692
Acquisition (note 5(c))	1,500	—	—	—	1,500
Additions	—	—	87	—	87
Dispositions	—	—	(73)	—	(73)
Balance at December 31, 2023	81,900	10,000	5,556	750	98,206

Accumulated amortization and impairment
Balance at December 31, 2021	736	561	—	—	1,297
Amortization	293	1,250	679	—	2,222
Impairment	18,288	—	—	—	18,288
Balance at December 31, 2022	19,317	1,811	679	—	21,807
Amortization	195	1,250	888	—	2,333
Impairment	935	—	—	—	935
Dispositions	—	—	(18)	—	(18)
Balance at December 31, 2023	20,447	3,061	1,549	—	25,057

Net book value
Balance at December 31, 2022	61,083	8,189	4,863	750	74,885
Balance at December 31, 2023	61,453	6,939	4,007	750	73,149

Brands and trademarks are related to intellectual property purchased from Sun 8 Holdings Inc. (“Sun 8”) with a useful life of 15 years, intellectual property acquired through the acquisition of Inner Spirit consisting of proprietary rights to brands and trademarks with an indefinite useful life, and intellectual property acquired through the acquisition of Alcanna and Valens with indefinite useful lives. The brands and trademarks acquired from Inner Spirit, Alcanna and Valens were determined to have an indefinite useful life due to the fact that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows.

Franchise agreements consist of intellectual property acquired through the acquisition of Inner Spirit consisting of franchise relationships with a useful life of 8 years.

Software is comprised of licenses acquired through the acquisition of Alcanna and are amortized using the straight-line method over the life of the licence.

Retail licenses acquired through the acquisition of Alcanna have an indefinite life and are therefore not amortized. The retail licenses do not expire, but rather are subject to an administrative extension process each year indefinitely.

During the year ended December 31, 2023, the Company determined that indicators of impairment existed regarding the Sun 8 intellectual property and the intellectual property and rights pertaining to certain other cannabis strains due to decreasing market demand. The estimated recoverable amount of the intangible assets was determined to be $1.5 million (2022 – $2.5 million) and nil, respectively, and an impairment of $0.8 million (2022 – $1.9 million) and $0.1 million was recorded in the cannabis operations reporting segment.

At September 30, 2022, the Company recorded impairments to intangible assets with indefinite useful lives of $16.4 million due to changes in circumstances since the date of the Inner Spirit acquisition, mainly caused by the continued oversaturation of the cannabis retail market.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

At December 31, 2022, the Company tested intangible assets with indefinite useful lives and goodwill for impairment based on changes in circumstances since the date of the Alcanna and Nova acquisition, mainly caused by the continued oversaturation of the cannabis retail market. The Company concluded that there was no further impairments to intangible assets with indefinite useful lives.

18.
Investments

As at	December 31, 2023	December 31, 2022
Investments at amortized cost	24,405	24,493
Investments at FVTPL	8,655	72,761
	33,060	97,254

Current portion	3,400	6,552
Long-term	29,660	90,702

Investments at amortized cost

The Company has a loan outstanding to Indiva Limited (“Indiva”) with a principal balance of $19.8 million that had a maturity date of February 23, 2024. On August 28, 2023, the Company amended the maturity date to February 24, 2026.

Investments at fvtpl

Valens

On August 22, 2022, in connection with the proposed Valens Transaction, the Company assumed Valens’ non-revolving term loan facility from its then-existing lender, and amended and restated the related credit agreement to provide for a $60.0 million non-revolving term loan facility with a maturity date of December 15, 2023 and an interest rate of 10% per annum. On January 17, 2023, the Company announced that it had successfully closed the Valens Transaction. The $60.0 million non-revolving term loan formed part of the consideration (note 5(c)). As Valens is now a wholly-owned subsidiary of the Company, the non-revolving term loan became inter-company debt and was removed from investments at FVTPL.

Superette

On February 9, 2022, the Company closed an investment in a $5.0 million promissory note with a maturity date of February 9, 2025, and an interest rate of 15% per annum. On August 26, 2022, November 22, 2022 and December 31, 2022, the Company entered into an amended and restated promissory note whereby the Company would advance additional funds up to $8.1 million as part of pre-CCAA advances and debtor-in-possession advances and the maturity date was amended such that the full balance of the promissory note plus accrued interest and advances became due August 30, 2022.

On August 31, 2022, the Company announced that, in the context of the initial order obtained by Superette Inc., Superette Ontario Inc. and certain of its subsidiaries (collectively, “Superette”) from the Ontario Superior Court of Justice on August 30, 2022 pursuant to the CCAA proceedings, it had entered into an agreement of purchase and sale with Superette, pursuant to which it proposed to acquire substantially all of the business and assets of Superette.

As at December 31, 2022, the Company had advanced an additional $1.8 million under the amended and restated promissory note. The Company adjusted the fair value of the promissory note downward by $3.7 million during the year ended December 31, 2022 to management’s best estimate of the recoverable value of the collateral underlying the security of the promissory note.

During January and February 2023 the Company advanced an additional $0.9 million under the amended and restated promissory note. On February 7, 2023, the Company announced that it had successfully closed the Superette Transaction (note 5(d)). The Company adjusted the fair value of the Superette promissory note downward by an

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

additional $1.7 million (note 31) to management’s best estimate of the fair value of the Superette promissory note at February 7, 2023. The Superette promissory note was extinguished immediately preceding the business combination and forms the consideration transferred.

19.
Equity-accounted investees

As at	December 31, 2023	December 31, 2022
Interest in joint venture	538,331	519,255
A)
Interest in joint venture

SunStream is a joint venture in which the Company has a 50% ownership interest. SunStream is a private company, incorporated under the Business Corporations Act (Alberta), which provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities.

SunStream is structured as a separate vehicle and the Company has a residual interest in the net assets of SunStream. Accordingly, the Company has classified its interest in SunStream as a joint venture, which is accounted for using the equity-method.

The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments with United States based cannabis businesses. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss. SunStream actively monitors these investments for changes in credit risk, market risk and other risks specific to each investment.

As at December 31, 2023, the Company had fully funded the $538.0 million it had originally committed to SunStream.

The following table summarizes the carrying amount of the Company’s interest in the joint venture:

Carrying amount
Balance at December 31, 2021	412,858
Capital contributions	119,137
Share of net loss	(43,002)
Share of other comprehensive income	31,923
Distributions	(1,661)
Balance at December 31, 2022	519,255
Capital contributions	25,089
Share of net earnings	6,758
Share of other comprehensive income (loss)	(12,771)
Balance at December 31, 2023	538,331

SunStream is a related party due to it being classified as a joint venture of the Company. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes the financial information of SunStream:

As at	December 31, 2023	December 31, 2022
Current assets (including cash and cash equivalents - 2023: $0.3 million, 2022: $1.5 million)	2,675	5,437
Non-current assets	532,740	509,418
Current liabilities	(1,096)	(1,146)
Net assets (liabilities) (100%)	534,319	513,709

Year ended December 31	2023	2022
Revenue (loss)	14,098	(35,046)
Profit (loss) from operations	7,348	(42,627)
Other comprehensive income (loss)	(12,771)	31,923
Total comprehensive income (loss)	(5,177)	(10,619)
B)
Interest in associate

The Company holds a 25% equity interest in its associate Pathway RX Inc. (“Pathway”). Pathway is a private company focused on developing cannabis-based pharmaceutical drugs to treat symptoms associated with a range of medical cannabis. The carrying amount of the Company’s interest in Pathway is nil.

20.
Goodwill

Net book value
Balance at December 31, 2021	72,496
Acquisitions through business combinations (note 5(a))	150,935
Impairment	(156,171)
Balance at December 31, 2022	67,260
Acquisitions through business combinations (note 5(c))	81,022
Impairment	(29,000)
Balance at December 31, 2023	119,282

impairment test

The Company considers its CGUs based on the interdependence of cash flows between different segments of the business, lowest level of cash flows within each segment and how management monitors operations. As such, the CGUs are defined as Liquor retail, Cannabis retail, Cannabis retail franchise group, Cannabis operations – Valens and Cannabis operations - Atholville.

For the purpose of impairment testing, goodwill has been allocated as follows:

	December 31, 2023	December 31, 2022
Liquor retail	24,338	24,338
Cannabis retail	38,624	38,624
Cannabis retail franchise group	4,298	4,298
Cannabis operations - Valens	52,022	—
	119,282	67,260

For the purpose of impairment testing at December 31, 2023, intangible assets with indefinite lives were allocated to the Company’s CGUs as follows: (i) $2.7 million to the cannabis retail CGU, (ii) $18.3 million to the cannabis retail franchise group CGU, (iii) $38.3 million to the liquor retail CGU and (iv) $1.5 million to the cannabis operations – Valens CGU.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

On December 31, 2023 and December 31, 2022, the Company performed its annual goodwill impairment test in accordance with its policy described in note 3.

The impairment test for the Company’s cannabis retail, cannabis retail franchise group and cannabis operations – Valens CGUs used a fair value less costs of disposal model. The key assumptions used to calculate the fair value less costs of disposal are market revenue and EBITDA multiples (where applicable) which are considered Level 2 fair value assumptions as well as revenue and EBITDA one year forecasts which are considered to be Level 3 fair value assumptions. The impairment test for the Company’s liquor retail CGU used a value in use approach based on internal cash flow estimates at December 31, 2023, and a discount rate of 12.5%. The discount rate was estimated based on the Company’s weighted average cost of capital, adjusted for risks specific to the CGU. The estimated cash flows were based on a 5-year model taking into account the overall forecasted Canadian liquor and spirits industry market growth projections. A terminal value thereafter was applied.

Based on the analysis, there was an impairment of the Company’s cannabis operations – Valens CGU of $29.0 million as at December 31, 2023 as the estimated recoverable amount for this CGU of $124.1 million was lower than the respective carrying amount. The impairment loss was fully allocated to goodwill and included in asset impairment. The impairment was recognized in the Company’s cannabis operations reportable segment. The Company concluded that the recoverable amount of the remaining CGUs exceeded their carrying amounts and, therefore, goodwill was not impaired.

For the purpose of impairment testing at December 31, 2022, intangible assets with indefinite lives were allocated to the Company’s CGUs as follows: (i) $2.7 million to the cannabis retail CGU, (ii) $18.3 million to the cannabis retail franchise group CGU and (iii) $43.1 million to the liquor retail CGU.

The impairment test for the Company’s cannabis retail CGU used its fair value less costs of disposal and the fair value measurement was categorized as a Level 1 fair value based on the inputs in the valuation technique used. The impairment test for the Company’s cannabis franchise and liquor retail CGUs used a value in use approach based on internal cash flow estimates at December 31, 2022, and a discount rate of 12.0%. The discount rate was estimated based on the Company’s weighted average cost of capital, adjusted for risks specific to the CGUs. The estimated cash flows were based on a 5-year model taking into account the overall forecasted Canadian cannabis and liquor industry market sizes and the Company’s forecasted market share. A terminal value thereafter was applied.

Based on the analysis, there was an impairment of the Company’s retail cannabis CGU of $88.0 million as at December 31, 2022 as the estimated recoverable amount for this CGU of $84.8 million was lower than the respective carrying amount. The impairment loss was fully allocated to goodwill and included in asset impairment. The impairment was recognized in the Company’s cannabis retail reportable segment. The Company concluded that the recoverable amount of the remaining CGUs exceeded their carrying amounts and, therefore, goodwill was not impaired.

21.
Accounts payable and accrued liabilities

	December 31, 2023	December 31, 2022
Trade payables	22,035	9,774
Accrued and other liabilities	46,175	38,379
	68,210	48,153

22.
Derivative warrants

	December 31, 2023	December 31, 2022
Balance, beginning of year	11,002	21,700
Change in fair value recognized in profit or loss	(6,602)	(10,783)
Acquisition	—	85
Balance, end of year	4,400	11,002

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The derivative warrants are classified as a liability due to the Company’s share price being denominated in U.S. dollars, which creates variability as to the value in Canadian dollars when they are exercised. The derivative warrants are recorded as a current liability, however, the Company has no cash obligation nor is there any cash loss with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

The 118,067 remaining December 2018 performance warrants that were acquired in the Alcanna Transaction expired on December 18, 2023.

The following table summarizes outstanding derivative warrants as at December 31, 2023:

	Exercise price (US$)	Number of warrants	Weighted average contractual life
2020 Series A Warrants (1)	1.77	50,000	1.6
Unsecured Convertible Notes Warrants (1)	1.77	50,000	0.0
New Warrants (2)	2.29	9,833,333	0.6
		9,933,333	0.6
(1)
The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.
(2)
The exercise price of the New Warrants was adjusted from US$15.00 to US$2.29 based on the July 26, 2022 Share Consolidation (as defined below) representing a share combination event (note 26(a)).
23.
Lease LIABILITIES

	December 31, 2023	December 31, 2022
Balance, beginning of year	169,831	33,470
Acquisitions (note 5)	4,336	142,106
Additions	4,362	7,497
Lease payments	(45,017)	(31,834)
Renewals, remeasurements and dispositions	25,505	10,890
Tenant inducement allowances received	91	1,799
Accretion expense	7,921	5,903
Balance, end of year	167,029	169,831

Current portion	30,537	30,206
Long-term	136,492	139,625

During the year ended December 31, 2023, renewals, remeasurements and dispositions of $25.5 million mainly related to lease renewals.

The following table presents the contractual undiscounted cash flows, excluding periods covered by lessee lease extension options that have been included in the determination of the lease term, related to the Company’s lease liabilities as at December 31, 2023:

December 31, 2023
Less than one year	41,743
One to three years	69,660
Three to five years	51,372
Thereafter	35,719
Minimum lease payments	198,494

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company has short-term leases with lease terms of 12 months or less as well as low-value leases. As these costs are incurred, they are recognized as general and administrative expense. These costs were immaterial in 2023 and 2022.

24.
Other liabilities

	December 31, 2023	December 31, 2022
Financial guarantee liability (A)	268	407
Deferred share units liability (B)	3,917	2,302
	4,185	2,709
A)
Financial guarantee liability

For franchise operated locations where the Company provided an indemnity for its franchisees, lease payments are made directly to the landlord by the franchisee, and the obligation to make lease payments would only revert to the Company if a franchisee defaulted on their obligations under the terms of the sub-lease or lease. The Company has made an estimate of ECLs in the event of default by the franchisees in making lease payments. This amount is recognized as a financial guarantee liability in the consolidated statement of financial position, and changes in the estimated liability are recognized as a financial guarantee liability expense within finance costs (note 31) in the consolidated statement of loss and comprehensive loss.

B)
DSU liability

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder, equal to the fair value of the Company’s common shares calculated at the date of such payment, when a director leaves the Board. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end. Changes in the fair value are recognized within share-based compensation expense (note 27(d)).

25.
Income taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian federal and provincial statutory income tax rates to the amounts recognized in profit and loss for the years ended December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
Loss before taxes	(172,016)	(379,770)
Statutory income tax rates	23.0%	23.0%
Expected income tax recovery	(39,564)	(87,347)
Non-deductible share-based compensation	4,954	2,508
Revaluation of the fair value of warrant liabilities	—	(2,461)
Non-controlling interest	1,118	8,167
Non-deductible portion of capital losses	1,107	7,458
Other	(2,937)	5,409
Goodwill impairment	—	35,919
Deferred tax benefits not recognized	35,322	23,005
Income tax (recovery) expense	—	(7,342)

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Details of the deferred tax assets (liabilities) are as follows:

	December 31, 2023	December 31, 2022
Deferred tax assets (liabilities):
Property, plant and equipment	(4,148)	—
Inventory	29,835	23,329
Biological assets	(8,093)	(9,451)
Net investment in subleases	(4,914)	(5,363)
Intangible assets	(16,230)	(16,632)
Lease liabilities	465	(5,488)
Marketable securities	3,159	14,981
Fair value of derivatives	(83)	—
Equity-accounted investee	9	(1,376)
Net deferred tax asset (liability)	—	—

Deferred tax assets have not been recognized for the following deductible temporary differences:

	December 31, 2023	December 31, 2022
Unrecognized deductible temporary differences:
Property, plant and equipment	—	7,413
Intangible assets	183	183
Share issue costs	24,691	28,926
Investments	18,748	18,239
Lease liabilities	165,252	193,691
Financial obligations and other	3,917	2,300
Non-capital losses & scientific research and experimental development	986,422	490,326
Unrecognized deductible temporary differences	1,199,213	741,078

The movement in deferred income tax liability is as follows:

	December 31, 2023	December 31, 2022
Balance, beginning of year	—	—
Recognized in profit and loss	—	(7,342)
Recognized in other comprehensive income	—	7,342
Balance, end of year	—	—

The Company has $985.0 million (December 31, 2022 - $490.3 million) of non-capital losses available for future periods that will expire prior to 2035-2043.

26.
Share capital and warrants
A)
Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

On July 26, 2022, the Board approved a 1 to 10 share consolidation of the Company’s issued and outstanding common shares (the “Share Consolidation”). Each shareholder of record of the Company as of the close of business on the record date of July 25, 2022, received 1 common share for each 10 shares held on such date.

All references to common shares, warrants, derivative warrant liabilities, simple warrants, performance warrants, stock options, RSUs and DSUs (excluding the Nova RSUs and DSUs) have been fully retrospectively adjusted to reflect the Share Consolidation.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

B)
Issued and outstanding

		December 31, 2023		December 31, 2022
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		235,194,236	2,292,810	206,040,836	2,035,704
Share issuances		931,740	1,900	370,179	2,870
Share repurchases		(546,700)	(5,344)	(4,252,489)	(41,617)
Acquisitions	5	27,605,782	83,953	32,060,135	287,129
Shares acquired and cancelled		(2,261,778)	(6,879)	—	—
Employee awards exercised		1,852,573	9,510	975,575	8,724
Balance, end of year		262,775,853	2,375,950	235,194,236	2,292,810
(1)
Included in employee awards exercised are 50,000 RSUs that vested and were exercised in December 2021; however, the common shares were not issued until January 2022.

For the year ended December 31, 2023, the Company purchased and cancelled 0.5 million common shares at a weighted average price of $2.78 (US$2.04) per common share for a total cost of $1.5 million. Accumulated deficit was reduced by $3.8 million, representing the excess of the average carrying value of the common shares over their purchase price.

For the year ended December 31, 2022, the Company purchased and cancelled 4.3 million common shares at a weighted average price of $3.12 (US$2.33) per common share for a total cost of $13.3 million. Accumulated deficit was reduced by $28.3 million, representing the excess of the average carrying value of the common shares over their purchase price.

In connection with the Valens Transaction (note 5(c)), the Company received and cancelled 2.2 million of its own common shares valued at $6.6 million based on the fair value on the closing date. At the time of the acquisition, the Company owned 6.5 million Valens common shares which were classified as marketable securities. In accordance with the Valens Transaction consideration, the Company received 2.2 million common shares (0.3334 of a SNDL common share for each Valens common share).

(C)
Common share purchase warrants

	Number of Warrants	Carrying Amount
Balance at December 31, 2021	356,612	8,092
Warrants expired	(48,000)	(5,832)
Balance at December 31, 2022	308,612	2,260
Balance at December 31, 2023	308,612	2,260

During the year ended December 31, 2022, the warrants issued in relation to the acquisition of a financial obligation expired. The financial obligation related to an agreement from 2018 with a company controlled by the Company’s former executive chairman whereby equity financing was provided to the Company in exchange for quarterly royalty payments based on a prescribed formula derived from revenue. In 2019, the company that held the financial obligation was acquired by the Company for consideration that included the warrants, and the financial obligation was terminated.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding warrants as at December 31, 2023:

	Warrants outstanding and exercisable
Issued in relation to	Weighted average exercise price	Number of warrants	Weighted average contractual remaining life (years)
Financial services	45.98	54,400	5.6
Acquired from Inner Spirit (1)	3.37	190,212	0.2
Sun 8	9.40	64,000	2.0
	$12.13	308,612	1.5
(1)
Inner Spirit warrants are exchangeable for 0.00835 SNDL common shares in accordance with the Inner Spirit transaction consideration and have been presented based on the number of SNDL common shares that are issuable.
27.
Share-based compensation

The Company has a number of share-based compensation plans which include simple and performance warrants, stock options, RSUs and DSUs. Subsequent to the Company’s initial public offering, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

The components of share-based compensation expense are as follows:

	Year ended December 31
	2023	2022
Equity-settled expense
Simple warrants (A)	(332)	1,299
Stock options (B)	(1)	78
Restricted share units (1) (C)	13,350	9,423
Cash-settled expense
Deferred share units (1)(2) (D)	2,383	(1,129)
	15,400	9,671
(1)
For the year ended December 31, 2023, the Company recognized share-based compensation expense under Nova’s RSU plan of $34 (2022 — recovery of $107) and share-based compensation expense under Nova’s DSU plan of $768 (2022 — $404).
(2)
Cash-settled DSUs are accounted for as a liability and are measured at fair value based on the market value of the Company’s common shares at each reporting period. Fluctuations in the fair value are recognized during the period in which they occur.

Equity-settled plans

A)
Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually over a three-year period, simple warrants expire five years after the grant date and performance warrants expire five years after vesting criteria are met.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes changes in the simple and performance warrants during the year ended December 31, 2023 and the year ended December 31, 2022:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2021	259,420	$48.60	138,720	$41.77
Forfeited	(82,400)	57.77	(15,520)	37.86
Expired	(11,200)	6.25	—	0.00
Balance at December 31, 2022	165,820	$46.91	123,200	$42.26
Forfeited	(74,640)	63.86	(52,800)	54.55
Expired	(24,480)	14.68	(16,000)	14.07
Balance at December 31, 2023	66,700	$39.77	54,400	$38.62

The following table summarizes outstanding simple and performance warrants as at December 31, 2023:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$6.25 - $9.38	36,300	7.63	0.86	36,300	7.63	0.86
$29.69 - $45.31	7,200	34.90	1.82	7,200	34.90	1.82
$62.50 - $93.75	17,280	64.81	2.98	17,280	64.81	2.98
$125.00 - $312.50	5,920	169.62	3.92	4,640	156.07	3.61
	66,700	$39.77	1.79	65,420	$36.26	1.72
Performance warrants
$6.25 - $9.38	19,200	6.25	1.19	19,200	6.25	1.19
$29.69 - $45.31	23,200	32.60	1.27	23,200	32.60	1.27
$62.50 - $93.75	9,334	77.68	n/a	1,334	93.75	2.16
$125.00 - $218.75	2,666	187.50	n/a	—	—	n/a
	54,400	$38.62	n/a	43,734	$22.90	1.26
B)
Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually in thirds over a three-year period and generally expire ten years after the grant date.

The following table summarizes changes in stock options during the year ended December 31, 2023 and the year ended December 31, 2022:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2021	44,460	$13.28
Expired	(100)	31.50
Balance at December 31, 2022	44,360	$13.24
Acquired (note 5(c))	1,317,837	17.63
Forfeited	(424,027)	17.21
Expired	(84,465)	14.44
Balance at December 31, 2023	853,705	$17.92

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding stock options as at December 31, 2023:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$11.50	10,000	6.41	10,000	6.41
$11.90	8,160	6.49	8,160	6.49
$31.50	3,000	4.73	2,700	4.65
$11.79 - $38.88 (Legacy Valens)	832,545	2.36	832,545	2.36
	853,705	2.46	853,405	2.45
C)
Restricted share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. RSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in RSUs during the year ended December 31, 2023 and the year ended December 31, 2022:

RSUs outstanding
Balance at December 31, 2021	753,593
Granted	1,728,557
Forfeited	(175,245)
Exercised	(925,575)
Balance at December 31, 2022	1,381,330
Granted	10,259,228
Forfeited	(1,158,279)
Exercised	(1,852,573)
Balance at December 31, 2023	8,629,706

Cash-settled plans

D)
Deferred share units

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end.

As at December 31, 2023, the Company recognized a liability of $3.9 million relating to the fair value of cash-settled DSUs (December 31, 2022 – $2.3 million). The liability is included as a non-current liability within other liabilities (note 24).

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes changes in DSUs during the year ended December 31, 2023 and the year ended December 31, 2022:

DSUs outstanding
Balance at December 31, 2021	551,250
Granted	1,216,076
Exercised	(58,943)
Balance at December 31, 2022	1,708,383
Granted	689,950
Balance at December 31, 2023	2,398,333

As at December 31, 2023, 1.5 million DSUs were vested but none were exercisable. As at December 31, 2022, 0.8 million were vested but none were exercisable. DSUs can only be exercised once a director ceases to be on the board.

28.
Gross revenue

Liquor retail revenue is derived from the sale of wines, beers and spirits to customers. Cannabis retail revenue is derived from retail cannabis sales to customers, franchise revenue consisting of royalty and franchise fee revenue, and other revenue consisting of millwork, supply and accessories revenue and proprietary licensing. Cannabis operations revenue is derived from contracts with customers and is comprised of sales to provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, provision of proprietary cannabis processing services, product development, manufacturing and commercialization of cannabis consumer products and sales to medical customers.

	Year ended December 31
	2023	2022
Liquor retail revenue	578,895	462,180
Cannabis retail revenue
Retail	270,454	192,710
Franchise	7,100	8,337
Other	12,426	4,563
Cannabis retail revenue	289,980	205,610
Cannabis operations revenue
Provincial boards	71,894	58,728
Medical	24	9
Wholesale	15,682	3,167
Analytical testing	1,250	—
Cannabis operations revenue	88,850	61,904
Gross revenue	957,725	729,694

The Company has recognized the following receivables from contracts with customers:

	December 31, 2023	December 31, 2022
Receivables, included in 'trade receivables' (note 10)	23,422	17,558

Receivables from contracts with customers are typically settled within 30 days. As at December 31, 2023, an impairment of $10.4 million (December 31, 2022 – $0.6 million) has been recognized on receivables from contracts with customers (note 34).

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

29.
Investment revenue (Loss)

	Year ended December 31
	2023	2022
Interest and fee revenue
Interest revenue from investments at amortized cost	3,781	3,660
Interest and fee revenue from investments at FVTPL	1,374	6,036
Interest revenue from cash	9,362	7,043
	14,517	16,739

	Year ended December 31
	2023	2022
Investment loss	(9,258)	(65,164)

30.
Other operating expenses
A)
General and administrative

	Year ended December 31
	2023	2022
Salaries and wages	114,684	80,134
Consulting fees	4,320	1,934
Office and general	51,191	37,061
Professional fees	14,620	11,563
Merchant processing fees	6,332	4,748
Director fees	550	472
Other	8,028	4,256
	199,725	140,168

B)
Sales and marketing

	Year ended December 31
	2023	2022
Marketing	13,599	7,308
Events	114	102
Media	1,332	1,007
	15,045	8,417

C)
Restructuring costs

Restructuring costs of $19.6 million for the year ended December 31, 2023 relate to severance costs from workforce reductions, legal costs that relate directly to the restructuring and other costs related to the closure of the Olds facility.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

31.
Finance costs

	Year ended December 31
	2023	2022
Cash finance expense
Other finance costs	81	178
	81	178
Non-cash finance expense (income)
Change in fair value of investments at FVTPL	3,317	36,087
Accretion on lease liabilities	7,921	5,903
Financial guarantee liability recovery	(139)	(59)
Other	1,039	89
	12,138	42,020
Interest income	(857)	(884)
	11,362	41,314

32.
Supplemental cash flow disclosures

	Year ended December 31
	2023	2022
Cash provided by (used in):
Accounts receivable	15,096	(5,815)
Biological assets	(4,888)	533
Inventory	(17,411)	4,243
Prepaid expenses and deposits	(3,515)	5,782
Assets held for sale	2,081	—
Investments	692	918
Right of use assets	(3,450)	(17,510)
Property, plant and equipment	(97)	38
Accounts payable and accrued liabilities	(20,809)	(27,864)
Lease liabilities	3,496	19,296
	(28,805)	(20,379)

Changes in non-cash working capital relating to:
Operating	(32,875)	(22,073)
Investing	4,028	74
Financing	42	1,620
	(28,805)	(20,379)

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

33.
Loss per share

	Year ended December 31
	2023	2022
Weighted average shares outstanding (000s)
Basic and diluted (1)	259,371	229,871
Continuing operations
Net loss attributable to owners of the Company	(168,125)	(335,114)
Per share - basic and diluted	$(0.65)	$(1.46)
Discontinued operations
Net loss attributable to owners of the Company	(4,535)	—
Per share - basic and diluted	$(0.02)	$—
Net loss attributable to owners of the Company	(172,660)	(335,114)
Per share - basic and diluted	$(0.67)	$(1.46)
(1)
For the year ended December 31, 2023, there were 0.3 million equity classified warrants, 9.9 million derivative warrants, 0.1 million simple warrants, 0.1 million performance warrants, 0.9 million stock options and 8.6 million RSUs that were excluded from the calculation as the impact was anti-dilutive (year ended December 31, 2022 – 0.3 million equity classified warrants, 10.1 million derivative warrants, 0.2 million simple warrants, 0.1 million performance warrants, 0.04 million stock options and 1.4 million RSUs).
34.
Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, investments at amortized cost, investments at FVTPL, accounts payable and accrued liabilities and derivative warrants.

A)
Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of the instruments. The carrying value of investments at amortized cost approximate their fair value as the fixed interest rates approximate market rates for comparable transactions.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Fair value measurements of marketable securities, investments at FVTPL and derivative warrants are as follows:

		Fair value measurements using
December 31, 2023	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	225	225	—	—
Investments at FVTPL	8,655	—	—	8,655
Financial liabilities
Derivative warrants (1)	4,400	—	—	4,400

		Fair value measurements using
December 31, 2022	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	21,926	21,926	—	—
Investments at FVTPL	72,761	—	—	72,761
Financial liabilities
Derivative warrants (1)	11,002	—	—	11,002
(1)
The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Marketable securities are designated as FVTPL. The fair value of marketable securities is re-measured each reporting period with changes in fair value recognized in profit and loss. The fair value of marketable securities is estimated by using current quoted prices in active markets for identical assets.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

As at December 31, 2023, the Company did not have any financial instruments measured at Level 2 fair value.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments designated as FVTPL are re-measured each reporting period with changes in the fair value recognized in profit and loss within finance costs. The fair values of the investments were estimated by using a discounted cash flow analysis. The main assumptions used in the calculation were the determination of a credit-adjusted discount rate.

Derivative warrants are designated as FVTPL. The fair value of derivative warrants is re-measured each reporting period with changes in fair value recognized in profit and loss within finance costs. The fair value of derivative warrants is estimated by using a valuation model. Assumptions used in these calculations include volatility, discount rate and various probability factors.

At December 31, 2023, a 10% change in the material assumptions would change the estimated fair value of derivative warrant liabilities by approximately $0.7 million.

There were no transfers between Levels 1, 2 and 3 inputs during the year.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

B)
Credit risk management

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 to accounts receivable and has calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

Impairment losses on accounts receivable recognized in profit or loss were as follows:

As at	December 31, 2023	December 31, 2022
Impairment loss on trade receivables	10,383	642
Impairment loss (reversal) on other receivables	(31)	674
	10,352	1,316

The movement in the allowance for impairment in respect of accounts receivable during the year ended December 31, 2023 was as follows:

	December 31, 2023	December 31, 2022
Balance, beginning of year	2,448	1,132
Net remeasurement of impairment loss allowance	10,352	1,316
Balance, end of year	12,800	2,448

The Company applies the general approach under IFRS 9 to investments, which is an assessment of whether the credit risk of a financial instrument has increased significantly since initial recognition. The general approach compares the risk of a default occurring at the reporting date with the risk of a default occurring at the date of initial recognition. The Company has evaluated the credit risk of its investments, taking into consideration the risk of default, historical credit loss experience, financial factors specific to the debtors and general economic conditions and determined the expected credit loss to be $0.4 million for the year ended December 31, 2023.

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable and investments. The Company attempts to mitigate such exposure to its cash by investing only in financial institutions with investment grade credit ratings or secured investments.

C)
Market risk management

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities is based on quoted market prices as the Company’s marketable securities are shares held of publicly traded entities.

D)
Liquidity risk management

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. Management believes its current capital resources and its ability to manage cash flow and working capital levels will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses to maintain capacity and fund future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The timing of expected cash outflows relating to financial liabilities at December 31, 2023 is as follows:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	68,210	—	—	—	68,210
Financial guarantee liability	—	268	—	—	268
Balance, end of year	68,210	268	—	—	68,478

35.
Related party transactions

The Company entered into the following related party transactions during the periods noted, in addition to those disclosed in note 19 relating to the Company’s joint venture.

A member of key management personnel jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. For the year ended December 31, 2023, the Company paid $167.0 thousand in total rent with respect to this lease (March 31, 2022 to December 31, 2022 — $117.9 thousand).

Compensation of key management personnel

The Company considers directors and officers of the Company as key management personnel.

	Year ended December 31
	2023	2022
Salaries and short-term benefits	7,255	4,505
Share-based compensation	9,237	5,871
	16,492	10,376

36.
Capital management

The Company defines capital as shareholders’ equity and debt. Except as otherwise disclosed in these consolidated financial statements, there are no restrictions on the Company’s capital. The Company’s objectives with respect to the management of capital are to:

•
Maintain financial flexibility in order to preserve the ability to meet financial obligations;
•
Deploy capital to provide an appropriate investment return to shareholders; and
•
Maintain a capital structure that allows various financing alternatives.
37.
Non-controlling interests

The following tables provide summarized financial information for the Company’s subsidiary, Nova, that has a material non-controlling interest effective the date of closing of the Alcanna Transaction, before inter-company eliminations. The Company does have subsidiaries with non-material non-controlling interests that are not presented in the following financial information.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2023

(Expressed in thousands of Canadian dollars, except where otherwise noted)

A)
Nova summarized statement of financial position

	2023	2022
Current assets	36,734	18,732
Current liabilities	29,690	19,892
Current net assets	7,044	(1,160)

Non-current assets	87,665	94,419
Non-current liabilities	43,564	45,443
Non-current net assets	44,101	48,976
Net assets	51,145	47,816
B)
Nova summarized statement of loss and comprehensive loss

	2023	2022
Revenue	259,325	176,588
Earnings (loss) and comprehensive income (loss)	3,327	(7,672)
C)
Nova summarized statement of cash flows

	2023	2022
Net cash provided by operating activities	11,721	5,848
Net cash used in investing activities	(2,330)	(5,549)
Net cash used in financing activities	(611)	(183)
Increase in cash	8,780	116

38.
Commitments and contingencies
A)
Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at December 31, 2023 of $2.5 million (December 31, 2022 - $2.5 million). The corresponding expenses were recognized during the years ended December 31, 2019 ($1.5 million) and December 31, 2021 ($1.0 million).

B)
Contingencies

From time to time, the Company and its subsidiaries are or may become involved in various legal claims and actions which arise in the ordinary course of their business and operations. While the outcome of any such claim or action is inherently uncertain, the Company believes that the losses that may result, if any, will not be material to the financial statements.